VIA EDGAR	August 4, 2009
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549
RE:	Unifi, Inc. Form 10-K for Fiscal Year Ended June 29, 2008 Filed September 12, 2008 File No. 1-10542
Dear Mr. Owings:
Reference is made to the Staff of the Division of Corporate Finance’s letter to Mr. William L. Jasper, President and Chief Executive Officer of Unifi, Inc. (the “Company”), dated July 21, 2009 (the “Comment Letter”). Set forth below is our response to the Staff’s comments included in the Comment Letter regarding the Annual Report on Form 10-K for the fiscal year ended June 29, 2008 (the “Form 10-K”) of the Company filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2008.
For your convenience, we have repeated your comments exactly (in bold type) as set forth in the Comment Letter.
Note 9. Severance and Restructuring Charges, page 85
1. We have reviewed your response to comment one in our letter dated June 23, 2009 and have the following comments:
•	Clarify why you reflected the $2.9 million Dillon restructuring reserve as an assumed liability in the purchase price allocation of your Dillon acquisition rather than as an expense on your statement of operations. Considering this adjustment was made several months after the acquisition date and the liability appears to be linked to your post-acquisition decision to close the facility rather than representing an unfavorable acquisition-date commitment, please clarify why you believe the adjustment falls within the allocation period and confirm that the unfavorable change in value of this contract relates to the period between contract inception and the acquisition date and not to a post-acquisition period. In doing so, please identify the events and changes in circumstance between the contract inception and acquisition dates that caused the contract to be considered unfavorable. Please note that the allocation period, as defined in SFAS 141, ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. While the purchase price allocation period usually should not exceed one year, a one-year allocation period cannot be automatically assumed to apply to any business combination. Refer also to EITF 95-3.
•	Tell us the contract termination date related to the $1.5 million Kinston restructuring charge. If the termination date did not occur during the first quarter of fiscal 2008, please clarify why you recorded the restructuring charge during the first quarter.
Unfavorable contract related to Dillon sales and services agreement
In order to provide appropriate perspective regarding the accounting for the $2.9 million Dillon restructuring reserve that was recorded as an assumed liability in purchase accounting, we have summarized the background related to this transaction as follows:
On October 25, 2006 the Company’s Board of Directors approved the purchase of the assets of the Dillon Yarn Division (“Dillon”) of Dillon Yarn Corporation. This approval was based on a business plan which assumed certain significant synergies that were expected to be realized from the elimination of redundant overhead, the rationalization of under-utilized assets and certain other product optimization. The preliminary asset rationalization plan included exiting two of the three production activities currently operating at the Dillon facility and moving them to other Unifi manufacturing facilities. The plan was to be finalized once operations personnel from the Company would have full access to the Dillon facility, in order to determine the optimal asset plan for the Company’s anticipated product mix. This plan was consistent with the Company’s domestic market consolidation strategy discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 25, 2006. On January 1, 2007 the Company completed the Dillon asset acquisition.
Post acquisition, the Company gained information related to the Dillon facility’s cost structures and production capabilities that was not available to the Company prior to the consummation date due to the market sensitivity of the information and time constraints. Once the Company took over operating control of the Dillon facility, the personnel at the Dillon facility were asked to develop an estimate of the cost to produce the anticipated product mix. Based on this estimate, the Company determined the asset rationalization and consolidation would be optimized by closing the entire Dillon facility and moving all three production activities to other Unifi facilities, rather than only exiting two of the product activities.
By mid-January, 2007, the Company had made preliminary estimates of the improvement to the business plan which was potentially available to the Company through exiting the entire Dillon facility. These preliminary estimates were provided to the Company’s Board of Directors at its January 24, 2007 meeting. By the end of April 2007, the

Company had finalized its rationalization plan to exit the entire Dillon facility and publicly announced its plans to close the facility by the end of June 2007.
Concurrent with the acquisition the Company entered into a Sales and Services Agreement (“the Agreement”). The Agreement covered the services of certain Dillon personnel who were responsible for product sales and certain other personnel that were primarily focused on the planning and operations at the Dillon facility. The services would be provided over a period of two years at a fixed cost of $6.0 million.
The Company evaluated the guidance contained in Statement of Financial Accounting Standards (“SFAS”) No. 141: Business Combinations, as well as the guidance contained in EITF Abstract Issue No. 95-3 (“EITF 95-3”): Recognition of Liabilities in Connection with a Purchase Business Combination in determining the appropriate accounting for the costs associated with the Agreement.
Once the Company finalized its exit plan, the services under the Agreement were reviewed in detail. The Company concluded that costs totaling approximately $3.1 million relating to services provided under the Agreement were for the ongoing benefit of the combined business and therefore should be reflected as an expense in the Company’s Statements of Operations, as incurred. The remaining Agreement costs totaling approximately $2.9 million were for the personnel involved in the planning and operations of the Dillon facility and related to the time period after shutdown in June 2007. Therefore, these costs were reflected as an assumed purchase liability in accordance with SFAS No. 141, since these costs no longer related to the generation of revenue and had no future economic benefit to the combined business as a result of the plan to exit the facility. In addition, they were incremental to other costs incurred by the Company in the conduct of activities prior to the consummation date.
Further, the Company believes these costs were properly treated as purchase price adjustments in accordance with EITF 95-3 due to the following:
•	The Company had a preliminary plan to exit certain activities as of the consummation date;

•	The Company immediately began obtaining and evaluating the information required to finalize the plan;

•	The Company completed the assessment of which activities to exit and chose to exit the entire Dillon facility, instead of only two of the three former activities;

•	The Company finalized the exit plan as soon as the information became known; and

•	The Company publicly announced the plan and its expected date of completion.
As a result, the Company believes that it was appropriate to reflect this $2.9 million of costs associated with the Agreement and the subsequent exit of the Dillon facility as an assumed liability in purchase accounting.

Unfavorable contract related to Kinston facility
The Company recorded a $1.5 million restructuring charge in the first quarter of fiscal year 2008 related to the cost to exit a supply agreement and certain other miscellaneous lease obligations in which the related vendors were notified of the plant closing at various times during the September 2007 quarter. For the largest of these contracts, representing $1.1 million of the charge, the Company gave a written termination notice on September 18, 2007. The original termination date of this contract was November 2016. The Company determined that the accrual of these charges was appropriate in the September 2007 quarter, after giving appropriate consideration to the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (i.e. evaluation of a respective asset’s cease use date when appropriate, timing of contract terminations, etc.) as they would continue to be incurred without future economic benefit to the Company.
Note 10. Discontinued Operations, page 86
2. We have reviewed your response to comment two in our letter dated June 23, 2009. Please note that paragraph 2 of ARB 51 precludes consolidation of a majority—owned subsidiary where control does not rest with the majority owners, for instance, where the subsidiary is in legal reorganization or in bankruptcy. Additionally, paragraph 15(d) of SFAS 94 amends APB 18 to clarify that the limitations to the application of consolidation accounting, including bankruptcy, should also be applied as limitations to use of the equity method. Considering this guidance, please clarify why you did not account for Unifi Dyed Yarns Limited subsequent to being placed into liquidation using the cost method.
Response:
The Company acknowledges that Unifi Dyed Yard Limited (“UDYL”) should have been deconsolidated in June 2005 when it was placed into liquidation based on the guidance contained in Accounting Research Bulletin No. 51 (“ARB 51”) paragraph 2 (which was later superseded by SFAS No. 94, paragraph 13) and disclosed such in its Annual Report on Form 10-K for the fiscal year ended June 26, 2005. However, the Company does not believe such treatment would have resulted in a material change to its financial statements, as per the discussion below.
The Company notes that the deconsolidation of UDYL would have resulted in a gain on deconsolidation (since the fair value of the consideration received at the date of the deconsolidation was zero, and the net carrying value of UDYL at the date of deconsolidation was a deficit of approximately $2.9 million). However, if the Company had deconsolidated UDYL and released the liability recorded by UDYL related to preferential transfer claims, the Company has concluded that it would have been appropriate for Unifi Textured Yarns Europe (“UTYE”) to then record a contingent reserve in accordance with SFAS No. 5, “Accounting for Contingencies” on the UTYE books to reflect the Company’s assessment that claims from the liquidators related to preferential transfers with UTYE were probable and estimable. The Company determined that the amount previously recorded by UDYL, which totaled $2.9 million, represented its then best estimate of the potential exposure related to the preferential transfers.
The Company notes further that UTYE has been accounted for as a discontinued operation since July, 2004 and is still under the control of the Company. Accordingly, had the Company deconsolidated UDYL, the resulting $2.9 million gain arising from the deconsolidation and established a corresponding $2.9 million contingent liability on UTYE’s balance sheet, the impact would have both been reflected in the Discontinued Operations line item of the Consolidated Statement of Operations for the fiscal year ended June 26, 2005, as both subsidiaries were being accounted for as discontinued operations under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.
In preparing the financial statements for the fiscal year ended June 29, 2008, based on the assertion by the liquidators that there were no other assets or claims to assets outstanding, the Company concluded that the potential for third parties to make a claim related to preferential transfers with UTYE was remote. Accordingly, the Company eliminated the contingent liability established in 2005, which totaled approximately $3.2 million as a result of subsequent fluctuation in foreign currency translation rates, with the release of this liability being reflected on the Discontinued Operations line item of the Company’s Consolidated Statement of Operations for the year ended June 29, 2008. Had the Company deconsolidated UDYL under ARB 51 and recorded the contingent liability on UTYE’s books as noted above, the Company would have likely reached the same conclusion as it did for UDYL and recorded the same $3.2 million elimination of the contingent liability on the Discontinued Operations line item of the Company’s Consolidated Statement of Operations for the year ended June 29, 2008; therefore the results would have been the same.
Based on the analysis described above, the Company has concluded that the application of the provisions of ARB 51 would have no material impact on the Company’s accounting for its discontinued operations. In the future, if the Company loses control over one of its subsidiaries, it will deconsolidate the subsidiary in accordance with SFAS No. 94 and account for the investment under the cost method.
In order to help expedite the process if you have any questions about or desire any additional information regarding the matters discussed in this response, we respectfully request an opportunity to confer with you prior to issuance of any written response, and ask that you contact our outside counsel, Marc Corredor of McGuireWoods LLP, (704) 343-2145, to set up a conference call.
The Company appreciates the comments of the SEC in assisting us in the Company’s compliance with the applicable disclosure requirements and enhancement in the overall disclosure in its filings. We further acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.
The goal and philosophy of the Company is, and has been in the past, to provide the public with effective, materially accurate and consistent financial reporting and disclosures. Thank you for your attention to this matter.

Very truly yours,
/s/ Ronald L. Smith
Ronald L. Smith
Unifi, Inc. Vice President and Chief Financial Officer